FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item
1.	Other news

2.	Inter-creditor Agreement for Resolution of Stressed Assets

Item 1

OTHER NEWS

Subject: Inter-creditor Agreement for Resolution of Stressed Assets

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges:

Please refer to the press release by Indian Banks’ Association (IBA) dated July 20, 2018 in connection with Inter-creditor Agreement for Resolution of Stressed Assets (ICA).

Pursuant to the approval of our Board of Directors, our Bank has entered into the ICA.

We request you to take the same on your record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

DATED : JULY 23, 2018

INTERCREDITOR AGREEMENT FOR RESOLUTION OF STRESSED ASSETS

AMONGST

THE BANKS, FINANCIAL INSTITUTIONS AND OTHER LENDERS SET OUT IN SCHEDULE I

as Lenders

TABLE OF CONTENTS

1.	DEFINITIONS AND PRINCIPLES OF CONSTRUCTION	2

2.	LEAD LENDER .	7

3.	REFERENCE OF ANY BORROWER FOR RESOLUTION UNDER THIS AGREEMENT	10

4.	RESOLUTION PLAN	10

5.	OVERSEEING COMMITTEE	11

6.	APPROVAL OF RESOLUTION PLAN	11

7.	DISSENTING LENDERS	12

8.	AUTHORITY	13

9.	EXIT FROM RESOLUTION PROCESS	13

10.	TERMINATION OF THIS AGREEMENT	14

11.	CHANGES TO LEAD LENDER	14

12.	STAND STILL	14

13.	REMOVAL OF DIFFICULTIES	15

14.	EFFECTIVENESS	15

15.	ACCESSION	15

16.	NOTICE	16

17.	GOVERNING LAW AND JURISDICTION	16

18.	CONFIDENTIALITY	16

19.	AMENDMENT	16

20.	SEVERABLILITY	17

21.	ASSIGNMENT	17

22.	COUNTERPARTS AND CUSTODY OF ORIGINALS	17

SCHEDULE I DETAILS OF THE LENDERS		18

SCHEDULE II DEED OF ACCESSION		21

INTERCREDITOR AGREEMENT FOR RESOLUTION OF STRESSED ASSETS

This INTERCREDITOR AGREEMENT FOR RESOLUTION OF STRESSED ASSETS (the “Agreement”) is made on the 23rd day of July, 2018 at Mumbai, by and amongst:

THE BANKS, FINANCIAL INSTITUTIONS AND OTHER LENDERS SET OUT IN SCHEDULE I HERETO, including any lender that may accede from time to time in accordance with the provisions of this Agreement (hereinafter collectively referred to as the “Lenders” and individually as a “Lender”, which expression will, unless repugnant to the context or meaning thereof, be deemed to mean and include their successors, transferees, novatees and assigns).

WHEREAS:

(A)	The Relevant Lenders have provided Facilities to the respective Borrowers from time to time.

(B)	The Borrowers have been facing stress due to various reasons and their accounts have been classified as “special mention account” (SMA) or “non performing asset” (NPA), as the case may be, by all or some of the Relevant Lenders.

(C)	The Reserve Bank of India has issued guidelines containing revised framework for resolution of stressed assets on February 12, 2018 (hereinafter referred to as the “Regulatory Framework”, which term shall also include the amendments that are made from time to time). The said Regulatory Framework inter alia contemplates that the lenders must put in place board approved policies for resolution of stressed assets under the said framework including the timelines for resolution.

(D)	In order to give effect to and comply with the Regulatory Framework after obtaining approval of their respective board of directors, the Lenders are entering into this Agreement to (i) set out the overall framework, where relevant and applicable, for revival and rehabilitation of the Borrowers and effectuating the implementation of a debt resolution plan in respect of the Facilities provided by Relevant Lenders to each respective Borrower with a view to optimising and preserving the recovery for the Relevant Lenders; and (ii) appoint and authorise the Lead Lender to facilitate this process and to take necessary actions and steps in connection with formulation and implementation of such debt resolution plan.

(E)	The Lenders acknowledge that while there can be different approaches to formulation of a resolution plan, an optimal resolution plan is the one that is just and fair and is prepared in good faith given the prevailing facts and circumstances.

(F)	The Lenders also agree and acknowledge that each resolution plan that is prepared pursuant to this Agreement shall be in compliance with the provisions of Regulatory Framework, applicable guidelines/notifications issued by the RBI from time to time and other Applicable Laws, in each case, as amended, modified or replaced from time to time.

NOW, THEREFORE, in consideration of the foregoing and other good and valid consideration, the receipt and adequacy of which are hereby expressly acknowledged, the Lenders hereby agree as follows:

1.	DEFINITIONS AND PRINCIPLES OF CONSTRUCTION

1.1	Definitions

Unless otherwise repugnant to the meaning or context hereof, the capitalized terms shall have the following meanings.

Applicable Law means any constitution, statute, law, equity, regulation, ordinance, rule, judgment, order, decree, clearance, approval, directive, guideline, policy, requirement, or other governmental restriction or any similar form of decision, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Agency whether in effect as of the date of this Agreement or thereafter and in each case as amended, as applicable and including, without limitation, guidelines, circulars and notifications issued by the RBI from time to time.

Borrowers mean such entity(ies)

(i)	to whom the aggregate Outstanding of the Relevant Lenders is more than INR 50 crores (Indian Rupees Fifty Crores only); or

(ii)	who may be referred by the Majority Lenders for debt resolution under the provisions of this Agreement; or

(iii)	who may be referred by the RBI or pursuant to the applicable Regulatory Framework for debt resolution under the provisions of this Agreement,

in each case, that has availed financial assistance (whether fund based or non-fund based) from two or more Relevant Lenders and that is currently in default in payment/repayment of such Facilities to all or any of the Relevant Lenders.

Custodian means any person that is designated as such by the Indian Banks’ Association (IBA).

Date of Default means, in relation to each Borrower, the date of default by such Borrower in respect of any Facility provided by a Relevant Lender. It is clarified that the term ‘default’ shall have the meaning as ascribed to such term in the Regulatory Framework.

Deed of Accession means the deed of accession, substantially in the form set out in Schedule II hereto.

Dissenting Lenders means in respect of each Borrower, those Relevant Lenders that have not approved (or are not agreeable to) the relevant Resolution Plan.

Facilities mean the loans and financial assistance, including non-fund based facilities, availed by a Borrower from the Relevant Lenders (including any overseas branch of such Lenders), whether secured or otherwise, from time to time. It is clarified that subscription/investment to non convertible debentures/securities issued by a Borrower shall also be considered as a Facility availed by a Borrower.

Governmental Agency means any government or any governmental authority or agency, semi-governmental or judicial or quasi-judicial or administrative entity or authority (including, without limitation, any stock exchange or any self-regulatory organisation established under any Applicable Law).

IBC means Insolvency and Bankruptcy Code, 2016 together with relevant rules, regulations and guidelines, in each case, as amended from time to time.

Lead Lender means, with reference to each Borrower, the Relevant Lender who has the highest Outstanding to such Borrower (amongst all the Relevant Lenders), provided that such Relevant Lender may co-opt one or more other Relevant Lenders to assist such Lead Lender in respect of its role and responsibilities under this Agreement.

Liquidation Value has the meaning given to the term in the IBC.

Majority Lenders with reference to any Borrower, mean those Relevant Lenders whose share (as of the Reference Date) in the aggregate Outstanding by all Relevant Lenders to the Borrower is at least 66% (sixty six percent) (by value).

Outstanding means the aggregate principal amount outstanding (as at the end of the previous calendar quarter reckoned from the Reference Date) and in respect of:

(i)	term loans, non-convertible debentures or other non-convertible debt instruments/securities: aggregate principal outstanding amount of financial assistance granted by the Lender including funded interest term loan and working capital term loan;

(ii)	working capital facilities: amount sanctioned and outstanding; and

(iii)	non-fund based assistance: letters of credit, bank guarantees, etc, in each case opened/issued and outstanding.

but, in each case, excluding any element of unpaid interest, default interests, redemption premium, other fees, charges, damages, claims etc.

Overseeing Committee means a committee comprising of eminent members constituted by the Indian Banks’ Association (IBA), with such changes/replacements as approved by the IBA from time to time.

RBI means the Reserve Bank of India.

Reference Date means the date on which any Relevant Lender refers a Borrower for resolution under this Agreement in accordance with Clause 3.1, provided that if the reference is initiated by the Lead Lender, then the Reference Date shall be the date when the Lead Lender intimates the other Relevant Lenders about such reference.

Regulatory Framework has the meaning given to it in Recital C.

Resolution Plan has the meaning given to it in Clause 4.1.

Resolution Value means with reference to each Borrower, the net present value (NPV) of any Resolution Plan computed by the valuer(s)/agency appointed by the Lead Lender, in accordance with the valuation methodology approved by the Majority Lenders.

Relevant Lenders mean, in relation to any Borrower, those Lenders that have provided the Facilities to that Borrower.

Resolution Documents mean all documents that are required to be entered into by (or on behalf of) the Relevant Lenders and each Borrower (and/or any guarantor, security provider or other person) to implement and give effect to the Resolution Plan, including the restructuring agreement, assignment agreement, agreements with any new investor, guarantees, security documents and all other ancillary documents and contractual undertakings in this connection.

Specified Period shall have the meaning ascribed to the term in the RBI circular dated February 12, 2018 on Resolution of Stressed Assets - Revised Framework, as amended, modified or replaced from time to time.

Third Party Security means any security or encumbrance or credit enhancement (in the form of mortgage, hypothecation, pledge, assignment, corporate guarantee, personal guarantee etc.) that is provided by any person (other than the Borrower) to secure/support the Facility(ies) provided to such Borrower.

1.2	Principles of Construction

In this Agreement:

(a)	a reference to this Agreement or any other agreement, instrument or other document is a reference to this Agreement or such agreement or instrument or other document as may be amended, novated, modified, supplemented, restated and/ or replaced from time to time;

(b)	the Recitals are an integral part of this Agreement;

(c)	a reference to an “amendment” includes a supplement, modification, novation, replacement or re-enactment and “amended” is to be construed accordingly;

(d)	references to a “person” or “Person” (or to a word importing a person) shall be construed so as to include:

(i)	individual, sole proprietorship, firm, partnership, limited liability partnership, trust, joint venture, company, corporation, body corporate, unincorporated body, association, organisation, any Governmental Authority or other entity or organisation (whether or not in each case having separate legal personality);

(ii)	that person’s successors in title, executors, and permitted transferees and permitted assigns; and

(iii)	references to a person’s representatives shall be to its officers, employees, legal or other professional advisers, sub-contractors, agents, attorneys and other duly authorised representatives;

(e)	terms defined in this Agreement by reference to any other agreement, document or instrument shall have the meanings assigned to them in such agreement, document or instrument, whether or not such agreement, document or instrument is then in effect;

(f)	a reference to any statute or statutory provision shall include:

(i)	all statutory instruments or orders including subordinate or delegated legislation (whether by way of rules, notifications, bye-laws and guidelines) made from time to time under that statute or statutory provision (whether or not amended, modified, re-enacted or consolidated); and

(ii)	such provision as from time to time amended, modified, re-enacted or consolidated to the extent such amendment, modification, re- enactment or consolidation applies or is capable of applying to any transactions entered into under this Agreement and (to the extent liability thereunder may exist or can arise) shall include any past statute or statutory provision (as from time to time amended, modified, re-enacted or consolidated) which the statute or statutory provision referred to has directly or indirectly replaced;

(g)	the words “hereof”, “herein”, “hereto”, “hereunder” and words of similar import when used with reference to a specific clause in this Agreement shall refer to such clause in this Agreement and when used otherwise than in connection with specific clauses shall refer to this Agreement as a whole;

(h)	whenever this Agreement refers to a number of days, such number shall refer to calendar days unless otherwise specified;

(i)	words denoting the singular shall include the plural and vice versa;

(j)	references to any Clause are references to a clause of this Agreement;

(k)	headings are inserted for convenience only and shall be ignored in construing this Agreement;

(l)	the words “in writing” include any communication made tangibly by document or electronically by fax or e-mail;

(m)	the words “include”, “including” and “in particular” shall be construed as being by way of illustration or emphasis only and shall not be construed as, nor shall they take effect as, limiting the generality of any preceding words;

(n)	in the computation of periods of time from a specified date to a later specified date, the words “from” and “commencing on” mean “from and including” and “commencing on and including”, respectively, and the words “to”, “until” and “ending on” each mean “to but not including”, “until but not including” and “ending on but not including” respectively;

(o)	the word “assets” includes present and future properties, revenues and rights of every description;

(p)	this Agreement shall supersede all other existing inter-creditor agreements and other similar agreements entered into amongst any of the Relevant Lenders, to the extent required for preparation and implementation of a Resolution Plan in accordance with this Agreement;

(q)	if any provision of this Agreement is inconsistent or repugnant to the provisions of the Regulatory Framework and other Applicable Laws, then the provisions of Regulatory Framework and other Applicable Laws shall prevail, to the extent of such inconsistency or repugnancy. It is clarified that the terms that are not defined herein shall have the meaning given to them in the Regulatory Framework, as applicable.

2.	LEAD LENDER

2.1	Appointment and Authority

Each of the Relevant Lenders appoint the Lead Lender to act as its agent under and in connection with the formulation and implementation of any Resolution Plan in the manner contemplated in this Agreement.

Without limiting the generality of the foregoing, each of the Relevant Lenders hereby authorise the Lead Lender to undertake the following actions on behalf of and in the name of each Relevant Lender:

(a)	assessment of the sustainable and unsustainable level of the debt of each Borrower, including formulation of assumptions and technical and financial parameters to arrive at such assessment;

(b)	appointment of technical consultants, engineers and any other consultant and advisor to assess the technical health of the project that is being undertaken by a Borrower;

(c)	determining the terms of each proposed Resolution Plan, including the proposed restructuring (if required) of sustainable debt, instrument for converting the unsustainable portion of the debt, sacrifice (if any) required by the promoter entity of any Borrower, dilution of promoters’ stake in the Borrower etc;

(d)	undertake and conclude the process of transfer/assignment/novation of the Facilities (or part thereof) at a value that is not less than value approved by the Majority Lenders;

(e)	sharing of information and documents with the prospective buyers, including maintaining the data room (whether separate for each Relevant Lender or common data room for all Facilities in respect of a Borrower, as decided by the Lead Lender);

(f)	appointment of legal, financial, management and any other consultant as may be required for formulating and implementing the Resolution Plan;

(g)	appointment of a rating agency for independent credit evaluation of any resolution plan formulated under the framework of this Agreement;

(h)	appointment of valuers and other consultants for determination of Resolution Value/Liquidation Value in respect of the Borrower;

(i)	negotiating and finalising the Resolution Documents and entering into such documents and any other ancillary deed, document or writing as may be required in connection with implementation of the Resolution Plan in respect of any Borrower;

(j)	formulating and running a bid process for appointment of a third party contractor/operator to manage the affairs of the Borrower or the project under implementation, where necessary;

(k)	formulating and running a bid process for identifying the investors for investing in the Borrower or transfer of Facilities or otherwise, evaluating the bids received and entering into the relevant definitive documents with such investor(s) on behalf of the Relevant Lenders;

(l)	hold discussions with the Borrower, other creditors and stakeholders as well as potential investors for preparation of Resolution Plan;

(m)	co-ordinating and liaising with each Relevant Lender for preparation of the Resolution Plan, as may be required;

(n)	approaching any governmental or regulatory authority for any approval or consent required on behalf of any Lender for implementation of any Resolution Plan and making all filings, disclosures and any other submissions as required under Applicable Law;

(o)	delegate any or all of its powers and rights contained herein and to appoint any agents, representatives, contractors to carry out its functions and responsibilities; and

(p)	taking any other action as deemed fit by the Lead Lender in the interest of the Lenders in relation to formulating and implementing the Resolution Plan in respect of each Borrower.

Each of the Relevant Lenders hereby agrees and confirms to ratify and be bound by the actions and steps taken by the Lead Lender in accordance with the terms of this Agreement in relation to any Resolution Plan.

2.2	Terms of Appointment of Lead Lender

2.2.1	The appointment of the Lead Lender and the terms contained in this Agreement shall be binding on all Relevant Lenders.

2.2.2	Nothing contained herein constitutes the Lead Lender as a trustee or fiduciary of any other person. By assisting and facilitating the formulation and implementation of any Resolution Plan, the Lead Lender shall not be deemed to be construed to have provided any guarantee or assurance to any Relevant Lender. The Lead Lender, its employees, directors, representatives and agents shall not be liable and shall not be held responsible (except in the case of wilful default, gross negligence or fraud) for any loss, liabilities or damages whatsoever, to any Relevant Lender.

2.2.3	The Lead Lender shall be entitled to place reliance on the adequacy, accuracy or completeness of any document or information that is received by it from any Relevant Lender/Borrower/other person.

2.2.4	The operating guidelines as may be required for discharge of roles and responsibilities of the Lead Lender and in relation to the resolution process shall be as approved by 66% (sixty six percent) (by number) of the Lenders that are a party to this Agreement, subject to changes, if any, suggested by the Majority Lenders in respect of any Borrower.

2.3	Lead Lender’s Fee

2.3.1	In consideration of the Lead Lender’s services as set out under this Agreement, it shall be entitled to receive a fee (if any) as mutually agreed between the Lead Lender and the Relevant Lenders and recorded in a separate agreement. The fee shall be paid by each Relevant Lender in proportion of its Outstanding in the relevant Facilities.

The liability, if any, of the Lead Lender pursuant to or in connection with this Agreement shall be restricted to the amount equivalent to the fees received by it in relation to any particular Borrower.

2.3.2	All costs and expenses incurred or to be incurred by the Lead Lender in connection with performing its services pursuant to this Agreement, including in relation to formulating and implementing a Resolution Plan (including the fees and expenses payable to any valuer, counsel, consultant or agent etc. appointed by the Lead Lender) shall be to the account of the respective Relevant Lenders, unless otherwise reimbursed by the Borrower.

2.4	Indemnity to the Lead Lender

Unless the Lead Lender has been reimbursed by the Borrower, each Relevant Lender shall indemnify the Lead Lender against any cost, loss or liability incurred by the Lead Lender in connection with performing its services pursuant to this Agreement or any other Resolution Document (other than by reason of the Lead Lender’s gross negligence or willful misconduct). The proportion of such cost, loss or liability to be borne by each Relevant Lender shall be based on the proportion of Outstanding of each such Relevant Lender in the Facilities.

2.5	Assistance to, and information sharing by, Lead Lender

2.5.1	Each of the Relevant Lenders agree to provide necessary assistance and co- operation to the Lead Lender as requested by the Lead Lender for preparation and implementation of the Resolution Plan.

2.5.2	The Lead Lender shall provide periodic updates to all the Relevant Lenders in relation to formulation and implementation of the Resolution Plan.

3.	REFERENCE OF ANY BORROWER FOR RESOLUTION UNDER THIS AGREEMENT

3.1	If any Borrower has defaulted in payment of any amounts in respect of any Facility availed by such Borrower from any Relevant Lender, then each such Relevant Lender shall initiate steps to call upon and require the Borrower to cure such default, in accordance with the Regulatory Framework. If a default occurs (and the same is not cured), then a Relevant Lender may, by a written request to the Lead Lender, make a reference of the respective Borrower for resolution in accordance with this Agreement within 30 (thirty) days of the Date of Default.

3.2	Promptly upon receipt of such reference by the Lead Lender, it shall notify all the Relevant Lenders and call for a meeting to decide on the future course of action.

4.	RESOLUTION PLAN

4.1	The resolution plan in respect of the Facilities availed by a Borrower may involve, amongst other, one or more of the following terms:

(a)	transfer of all or part of the assets of the Borrower to one or more persons;

(b)	transfer/assignment/novation of all or part of the Facilities (together with underlying securities, guarantees etc.) to one or more persons at the value approved by the Majority Lenders;

(c)	bifurcation of debt into sustainable and unsustainable portions, writing off of any debt and additional financing to the Borrower;

(d)	release of any security created on the assets of the Borrower or any other person;

(e)	sale of all or part of the assets whether subject to any security interest or not; (f) the acquisition of shares of the Borrower, or the merger or consolidation of the Borrower with one or more persons;

(g)	satisfaction or modification of any security interest;

(h)	curing or waiving of any breach of the terms of any Facilities due from a Borrower;

(i)	extension of a maturity date or a change in interest rate or other terms of the Facilities;

(j)	amendment of the constitutional documents of the Borrower;

(k)	issuance of securities of the Borrower, for cash, property, securities, or in exchange for claims or interests, or other appropriate purpose;

(l)	obtaining necessary approvals from the Central and State Governments and other authorities;

(m)	transfer or assignment of appointment of any third party contractor/agency to operate the project being undertaken by the Borrower or to manage the operations of the Borrower;

(n)	appointment of any third party contractor/agency to operate the project being undertaken by the Borrower or to manage the operations of the Borrower; and

(o)	any other scheme of arrangement in accordance with the Applicable Law including the Companies Act, 2013.

(the debt restructuring/resolution scheme undertaken in accordance with the aforesaid broad contours is hereinafter referred to as the “Resolution Plan”).

4.2	Amongst other factors as applicable to each case, the Lead Lender shall take into account the following considerations for preparing a Resolution Plan:

(a)	the Resolution Plan shall be in compliance with the Regulatory Framework and all other Applicable Laws, as applicable and amended from time to time;

(b)	any exclusive Third Party Security held by a Relevant Lender; and

(c)	the existing security sharing arrangement amongst the Relevant Lenders.

5.	OVERSEEING COMMITTEE

5.1	Each Resolution Plan shall be submitted by the Lead Lender to the Overseeing Committee.

5.2	The operating guidelines for functioning of the Overseeing Committee including the terms of reference shall be as approved (and amended from time to time) by 66% (sixty six percent) (by number) of the Lenders that are a party to this Agreement.

5.3	The Lead Lender shall submit the Resolution Plan along with the recommendations of the Overseeing Committee to all the Relevant Lenders.

6.	APPROVAL OF RESOLUTION PLAN

6.1	Each Resolution Plan as prepared by the Lead Lender shall be presented to all the Relevant Lenders for their approval.

6.2	Notwithstanding anything to the contrary contained herein, it is agreed that the Resolution Plan that is approved by the Majority Lenders shall be final and binding on all the Relevant Lenders and each Relevant Lender agrees and undertakes to be bound by the approved Resolution Plan.

6.3	The Relevant Lenders shall take all necessary actions and steps including execution of the Resolution Documents, as may be required for implementation of the approved Resolution Plan within the agreed timelines.

7.	DISSENTING LENDERS

Without prejudice to the binding nature of the Resolution Plan on all the Relevant Lenders once it is approved by the Majority Lenders, it is agreed that:

7.1	the Lead Lender shall have the right (but not the obligation) to arrange for buy-out of the Facilities of the Dissenting Lenders at a value that is equal to 85% (eighty five per cent) of the lower of Liquidation Value or Resolution Value, in accordance with the following terms:

(a)	the Liquidation Value shall be computed in the manner set out in the IBC (and such relevant provisions of the IBC are incorporated herein by reference, on a mutuatis mutandis basis). The valuers shall be appointed by the Lead Lender. For the avoidance of doubt, it is clarified that the Liquidation Value shall be calculated with reference to the security (including ranking thereof) held by the relevant Dissenting Lender;

(b)	the Liquidation Value and the Resolution Value shall be disclosed to all the Relevant Lenders as a part of the proposed Resolution Plan;

(c)	such right must be exercised by issuing a written notice to the relevant Dissenting Lenders within 30 (thirty) days of approval of the Resolution Plan;

(d)	such assignment/transfer shall take place in accordance with the Applicable Laws;

(e)	if the Lead Lender exercises the right to buy such Facilities (whether itself or by any other Lender or any other person), then the relevant Dissenting Lender shall be obligated to sell its Facilities at the value set out above; and

(f)	The Lead Lender may exercise such right in respect of all or any of the Dissenting Lenders, as deemed fit by the Lead Lender in the prevailing facts and circumstances.

7.2	if the Lead Lender has not exercised its right to arrange for buy-out of the Dissenting Lenders in accordance with Clause 7.1 above, one or more of the Dissenting Lenders shall have the right (but not the obligation) to arrange for buy-out of the Facilities of all the other Relevant Lenders at a value that is equal to 125% (one hundred twenty five per cent) of the higher of the Liquidation Value or the Resolution Value, in accordance with the following terms:

(a)	the Liquidation Value shall be computed in the manner set out in Clause 7.1 above;

(b)	the Liquidation Value and the Resolution Value shall be disclosed as a part of the proposed Resolution Plan;

(c)	such right must be exercised by issuing a written notice to the Relevant Lenders within 30 (thirty) days of approval of the Resolution Plan;

(d)	such assignment/transfer shall take place in accordance with the Applicable Laws;

(e)	if one or more of the Dissenting Lenders exercise the right to buy out the Facilities of the other Relevant Lenders (whether itself or by any other person or nominee), then the Relevant Lenders shall be obligated to sell their Facilities at the value set out above; and

(f)	The Dissenting Lenders may exercise such right of buy-out in respect of the entire Facilities held by other Relevant Lenders.

7.3	The Dissenting Lenders shall also have the option to sell/transfer their Facilities (independent of Clause 7.1 and 7.2 above) to any bank or non-banking financial company (NBFC), at a price decided mutually between such Dissenting Lender and the taking over lender in accordance with Applicable Law, provided such lender enters into the Deed of Accession (if it is not already a party to this Agreement) and agrees to be bound by the Resolution Plan.

8.	AUTHORITY

Each of the Lenders confirm that it has the power and capacity to enter into this Agreement and to exercise its rights and perform its obligations hereunder. Each Lender represents that they have taken all necessary approvals from their board of directors or committees thereof for taking all actions contemplated by this Agreement including to be bound by the Resolution Plan that is approved by the Majority Lenders in each case, and to authorise the Lead Lender to take all actions that are contemplated in this Agreement.

9.	EXIT FROM RESOLUTION PROCESS

Once the resolution process is commenced in terms of this Agreement for any particular Borrower, it can be terminated if:

(a)	approved by the Majority Lenders; or

(b)	the Resolution Plan is not approved and implemented within 180 (one hundred and eighty) days from the Date of Default or maximum timeline, if any, prescribed under the Regulatory Framework and Applicable Law, whichever is earlier.

Provided that (i) if a Resolution Plan is not approved and implemented within 180 (one hundred and eighty) days from the Date of Default or maximum timeline, if any, prescribed under the Regulatory Framework and Applicable Law, whichever is earlier; and/or (ii) there is any default at any point of time during the Specified Period, then notwithstanding anything to the contrary contained in this Agreement, the Lenders shall take necessary actions in accordance with the Regulatory Framework, including initiating insolvency proceedings against the Borrower under the provisions of IBC, as applicable.

10.	TERMINATION OF THIS AGREEMENT

10.1	This Agreement shall be terminated in case there is any guidance or prescription from the RBI or any other regulatory or governmental authority to terminate this Agreement.

10.2	This Agreement may also be terminated (whether entirely or only in respect of one or more Lenders) if approved by 75% (seventy five percent) (by number) of the Lenders that are a Party to this Agreement.

10.3	It is clarified that any rights, obligations and liabilities arising under this Agreement before termination shall be binding on the Lenders and shall continue after the termination of the Agreement. Further, termination of this Agreement shall not affect the implementation of any Resolution Plan that is already approved by the specific Majority Lenders and such approved Resolution Plan shall continue to be binding on each Relevant Lender, despite any Relevant Lender proposing to terminate this Agreement.

11.	CHANGES TO LEAD LENDER

The Lead Lender may resign from its position of Lead Lender with respect to any Borrower by communicating its decision to the Relevant Lenders in the first meeting that is held after the occurrence of the Reference Date. The Majority Lenders may appoint any Relevant Lender to act as the Lead Lender.

12.	STAND STILL

12.1	The Relevant Lenders agree and undertake that on and from the Reference Date, they shall not:

(a)	commence any civil action against the respective Borrower or other persons that have provided Third Party Security for recovery of their dues in respect of the Facilities or enforcement of any security interest provided by the Borrower or other persons; and

Explanation: For the purpose of this clause, the term "civil action” shall mean such legal action or proceeding against the Borrower, or against individual(s) or entities that have provided any Third Party Security. For the avoidance of doubt, nothing in this clause shall restrict the right of Relevant Lenders to adjust or appropriate any margin monies, fixed deposits, cash collateral, bank guarantee/stand by letter of credit provided by any bank or financial institution, towards its Facility. For the avoidance of doubt, it is clarified that in respect of ongoing legal proceedings/actions, the Relevant Lenders shall take necessary steps to not pursue such proceedings without adversely affecting its rights in respect of such proceedings.

(b)	transfer or assign their Facility to any person, save and except to a bank or non-banking financial company (NBFC) that agrees to enter into a Deed of Accession (if it is not already a party to this Agreement) and be bound by the Resolution Plan.

12.2	The aforesaid standstill provision will be operative for a period of 180 days (one hundred and eighty days) from the Date of Default or maximum timeline permitted under the Regulatory Framework for implementation of a resolution plan, whichever is earlier, provided that the standstill shall immediately lapse on approval of the Resolution Plan or if the resolution process is terminated by the Majority Lenders.

12.3	The aforesaid stand still provision shall not preclude the Lenders from initiating or continuing any action against the Borrower or its promoters / directors / officials or other persons for criminal offences.

12.4	Notwithstanding the aforesaid, if (i) legal remedies in respect of any claim of a Lender are likely to become barred by law of limitation and the Borrower or the relevant persons fail, refuse or omit to provide confirmation of debt or acknowledgement of liability in respect of it to extend the period of limitation or (ii) if the security created in favour of a Relevant Lender is in jeopardy, the Relevant Lenders shall have the freedom to take such action as may be considered necessary to preserve its claim/security against the Borrower and/or such other persons and keep the Lead Lender informed about such action.

13.	REMOVAL OF DIFFICULTIES

Subject to the proviso set out in Clause 19 (Amendments), the Majority Lenders, in respect of each Borrower, is empowered to decide any difficulties or issues that may arise in giving effect to the provisions of this Agreement. All decisions of the Majority Lenders shall be final and binding on all Relevant Lenders.

14.	EFFECTIVENESS

It is acknowledged that some of the Lenders may execute this Agreement on date(s) different than the date written at the title of this Agreement. This Agreement shall bind each Lender on and from the date of its execution of this Agreement.

For the avoidance of doubt, it is clarified that the provisions of this Agreement shall be applicable and binding on only those Lenders/Parties that have entered into this Agreement (or the Deed of Accession, as the case may be).

15.	ACCESSION

15.1	The Lenders acknowledge and agree that from time to time certain other banks, non banking financial companies (NBFCs), other financial institutions and asset reconstruction companies (that are currently not listed out in Schedule I (Details of the Lenders)) may accede to this Agreement by executing a Deed of Accession and upon accession by such lenders to this Agreement, they shall be bound by the terms of this Agreement as a ‘Lender’ and shall acquire and assume the same rights and obligations as they would have acquired and assumed had that lender been an original party to this Agreement as a Lender.

15.2	The Lenders acknowledge and agree that upon the execution of the Deed of Accession as provided in Clause 15.1 above, Schedule I (Details of the Lenders) of this Agreement shall be deemed to be amended and restated to include the details of the acceding lender. It is clarified that accession by a new Lender could either be to this entire Agreement or with respect to any particular Borrower, as stated in the Deed of Accession, provided that any accession in respect of only a specific Borrower shall be subject to approval of the Majority Lenders.

15.3	It is clarified that in case any lender whose credit facilities are not denominated in Indian Rupees wishes to become a party to this Agreement, then such lender may be required to obtain appropriate approvals and authorisations from relevant Governmental Authority (including RBI) or make any other arrangement including refinancing of its loans by loans denominated in Indian Rupees, as may be required for effective implementation of the Resolution Plan.

15.4	The original copy of each Deed of Accession shall be delivered to the Custodian.

16.	NOTICE

16.1	Any notice or any other communication under this Agreement must be in writing and, unless otherwise stated, may be given in person, by post or by fax or by e-mail.

16.2	Except as provided below, any communication will be deemed to be given as follows:

(a)	if delivered in person, at the time of delivery;

(b)	if posted, five days after being deposited in the post, postage prepaid, in a correctly addressed envelope;

(c)	if by fax or e-mail, when sent.

17.	GOVERNING LAW AND JURISDICTION

This Agreement shall be governed, construed and interpreted in accordance with the laws of India and shall be subject to the exclusive jurisdiction of the courts and tribunals in Mumbai.

18.	CONFIDENTIALITY

Each Lender agrees to keep confidential all the information received under or pursuant to this Agreement, save and except the disclosure as required pursuant to any Applicable Law or by any order or direction of any court, tribunal or Governmental Authority or as may be required for the purpose of performance of this Agreement.

19.	AMENDMENT

This Agreement can be amended or modified with the written consent of 66% (sixty six percent) (by number) or more of the Lenders that are a party to this Agreement.

Provided that the following provisions cannot be amended without the consent of all the Lenders that are a Party to this Agreement:

(a)	Definition of “Majority Lenders”;

(b)	Clause 6 (Approval of Resolution Plan);

(c)	Clause 7 (Dissenting Lenders); and

(d)	Clause 12 (Stand-Still).

(e)	this Clause 19 (Amendment).

20.	SEVERABLILITY

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of prohibition or unenforceability but that shall not invalidate the remaining provisions of this Agreement or affect such provision in any other jurisdiction.

21.	ASSIGNMENT

This Agreement binds and inures to the benefit of the respective successors and assignees of the Lenders.

22.	COUNTERPARTS AND CUSTODY OF ORIGINALS

22.1	This Agreement may be executed in any number of counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument.

22.2	The originals of the signature page of each Agreement shall be maintained in the custody of the Custodian and each Lender (that is a party to this Agreement) shall have the right to receive a copy of this Agreement.

[Rest of the page intentionally left blank]

SCHEDULE I

DETAILS OF THE LENDERS

S. No.	Lender
PUBLIC SECTOR BANKS
1.	Allahabad Bank
2.	Andhra Bank
3.	Bank of Baroda
4.	Bank of India
5.	Bank of Maharashtra
6.	Canara Bank
7.	Central Bank of India
8.	Corporation Bank
9.	Dena Bank
10.	IDBI Bank Limited
11.	India Post Payments Bank Ltd
12.	Indian Bank
13.	Indian Overseas Bank
14.	Oriental Bank of Commerce
15.	Punjab National Bank
16.	Punjab and Sind Bank
17.	Syndicate Bank
18.	State Bank of India
19.	UCO Bank
20.	Union Bank of India
21.	United Bank of India
22.	Vijaya Bank

23.	Axis Bank Limited
24.	City Union Bank Limited
25.	Development Credit Bank Limited
26.	Dhanalakshmi Bank Limited
27.	HDFC Bank Limited
28.	ICICI Bank Limited
29.	IDFC Bank Limited
30.	IndusInd Bank Limited
31.	Karnataka Bank Limited
32.	Kotak Mahindra Bank Limited
33.	RBL Bank Limited
34.	Tamilnad Mercantile Bank Limited
35.	The Catholic Syrian Bank Limited
36.	The Federal Bank Limited
37.	The Jammu and Kashmir Bank Limited
38.	The Karur Vysya Bank Limited
39.	The Lakshmi Vilas Bank Ltd.
40.	The South Indian Bank Ltd.
41.	Yes Bank Limited
FOREIGN BANKS
42.	Abu Dhabi Commercial Bank
43.	Bank of America, N.A
44.	Bank of Bahrain & Kuwait BSC
45.	Bank of Nova Scotia
46.	Barclays Bank plc
47.	BNP Paribas
48.	CITIBANK N.A.
49.	Cooperatieve Rabobank U.A
50.	Credit Agricole Corporate & Investment Bank
51.	Credit Suisse AG
52.	DBS Bank Ltd
53.	Deutsche Bank AG
54.	Emirates NBD Bank
55.	First Abu Dhabi Bank PJSC
56.	First Rand Bank Ltd
57.	Industrial and Commercial Bank of China Ltd. (ICBC)
58.	Industrial Bank of Korea
59.	JPMorgan Chase Bank, N.A., Mumbai Branch
60.	Mashreqbank PSC
61.	Mizuho Bank Ltd.
62.	National Australia Bank (NAB)
63.	SBM Bank (Mauritius) Ltd
64.	Shinhan Bank
65.	Societe Generale
66.	Standard Chartered Bank
67.	Sumitomo Mitsui Banking Corporation, New Delhi

68.	The Bank of Tokyo Mitsubishi UFJ Ltd.
69.	The Hongkong & Shanghai Banking Corporation Ltd.
70.	The Royal Bank of Scotland N.V.
71.	United Overseas Bank Ltd
72.	Westpac Banking Corporation
73.	Woori Bank
OTHER LENDERS
74.	Export Import Bank of India
75.	General Insurance Corporation of India
76.	Housing and Urban Development Corporation Limited
77.	IFCI Limited
78.	India Infrastructure Finance Company Limited
79.	Indian Railways Finance Corporation Limited
80.	Indian Renewable Energy Development Agency Limited
81.	Life Insurance Corporation of India
82.	New India Assurance Company Limited
83.	Power Finance Corporation Limited
84.	Rural Electrification Corporation Limited
85.	Small Industries Development Bank of India

SCHEDULE II

DEED OF ACCESSION

To: [Lead Lender] [To be addressed to Lead Lender for any Borrower specific accession]

THIS DEED OF ACCESSION (the “Deed”) dated ________________is supplemental to the Intercreditor Agreement for Resolution of Stressed Assets (the “Agreement”) dated between the Lenders mentioned therein.

Words and expressions defined in the Agreement have the same meaning when used in this Deed.

[Name of the new lender] of [address] hereby agrees with each other person who is or who becomes a party to the Agreement that with effect on and from the date hereof, it shall be a party to the Agreement as a Lender and shall assume and perform all obligations applicable to it and specified therein.

Upon execution of this Deed, Schedule I (Details of the Lenders) of the Agreement shall be deemed to be amended to include the details of [name of the new lender] as under:

S. No	Lender

OR

[Name of the new lender] of [address] hereby agrees with each other person who is or who becomes a party to the Agreement that with effect on and from the date hereof, it shall be a party to the Agreement as a Lender and shall assume and perform all obligations applicable to it and specified therein, only with respect to [insert name of Borrower].

Upon execution of this Deed, Schedule I (Details of the Lenders) of the Agreement shall be deemed to be amended to include the details of [name of the new lender] as under, only with respect to [insert name of Borrower]:

S. No	Lender

____________________________

Signature of authorised Signatory

for and on behalf of the acceding lender

ACCEPTED BY

_____________________________________

Signature of authorised signatory

Lead Lender [To be acknowledged by Lead Lender for any Borrower specific accession]

IN WITNESS WHEREOF, the Lenders hereto have caused this Agreement to be executed and acknowledged by their respective officers or representatives hereunto duly authorized.

[Signature pages follow]

1.	SIGNED AND DELIVERED by Allahabad Bank on ____________ by the hands of ___________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ________________

2.	SIGNED AND DELIVERED by Andhra Bank on ______________ by the hands of ____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

3.	SIGNED AND DELIVERED by Bank of Baroda on ______________ by the hands of ___________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _______________________

4.	SIGNED AND DELIVERED by Bank of India on ________________ by the hands of ______________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _______________

5.	SIGNED AND DELIVERED by Bank of Maharashtra on _____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

6.	SIGNED AND DELIVERED by Canara Bank on _____________ by the hands of _____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

7.	SIGNED AND DELIVERED by Central Bank of India on _____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

8.	SIGNED AND DELIVERED by Corporation Bank on _____________ by the hands of _____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

9.	SIGNED AND DELIVERED by Dena Bank on _____________ By the hands of _____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

10.	SIGNED AND DELIVERED by IDBI Bank Limited on _____________ by the hands of _____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

11.	SIGNED AND DELIVERED by Indian Bank on _____________ by the hands of _____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

12.	SIGNED AND DELIVERED by India Post Payments Bank Ltd on _____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

13.	SIGNED AND DELIVERED by Indian Overseas Bank on _____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

14.	SIGNED AND DELIVERED by Oriental Bank of Commerce on _____________ by the hands of _____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

15.	SIGNED AND DELIVERED by Punjab National Bank on _____________ by the hands of _____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

16.	SIGNED AND DELIVERED by Punjab and Sind Bank on _____________ by the hands of _____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

17.	SIGNED AND DELIVERED by Syndicate Bank on _____________ by the hands of _____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

18.	SIGNED AND DELIVERED by State Bank of India on _____________ by the hands of _____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

19.	SIGNED AND DELIVERED by UCO Bank on _____________ by the hands of _____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

20.	SIGNED AND DELIVERED by Union Bank of India on _____________ by the hands of _____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

21.	SIGNED AND DELIVERED by United Bank of India on _____________ by the hands of _____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

22.	SIGNED AND DELIVERED by Vijaya Bank on _____________ by the hands of _____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

23.	SIGNED AND DELIVERED by Axis Bank Limited on _____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

24.	SIGNED AND DELIVERED by City Union Bank Limited on _____________ by the hands of _____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

25.	SIGNED AND DELIVERED by Development Credit Bank Limited on _____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

26.	SIGNED AND DELIVERED by Dhanalakshmi Bank Limited on _____________ by the hands of _____________its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

27.	SIGNED AND DELIVERED by HDFC Bank Limited on _____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

28.	SIGNED AND DELIVERED by ICICI Bank Limited on _____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

29.	SIGNED AND DELIVERED by IDFC Bank Limited on _____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

30.	SIGNED AND DELIVERED by Induslnd Bank Limited on _____________ by the hands of _____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

31.	SIGNED AND DELIVERED by Karnataka Bank Limited on ___________ by the hands of ________________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

32.	SIGNED AND DELIVERED by Kotak Mahindra Bank Limited on _____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

33.	SIGNED AND DELIVERED by RBL Bank Limited on ____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

34.	SIGNED AND DELIVERED by Tamilnad Mercantile Bank Limited on _____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

35.	SIGNED AND DELIVERED by The Catholic Syrian Bank Limited on _____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

36.	SIGNED AND DELIVERED by The Federal Bank Limited on ____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

37.	SIGNED AND DELIVERED by The Jammu and Kashmir Bank Limited on _____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

38.	SIGNED AND DELIVERED by The Karur Vysya Bank Limited on _____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

39.	SIGNED AND DELIVERED by The Lakshmi Vilas Bank Ltd. on ____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

40.	SIGNED AND DELIVERED by The South Indian Bank Ltd. on _____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

41.	SIGNED AND DELIVERED by Yes Bank Limited on _____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

42.	SIGNED AND DELIVERED by Abu Dhabi Commercial Bank on _____________ by the hands of _____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

43.	SIGNED AND DELIVERED by Bank of America, N.A on ____________ by the hands of ____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated _____________

44.	SIGNED AND DELIVERED by Bank of Bahrain & Kuwait BSC on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

45.	SIGNED AND DELIVERED by Bank of Nova Scotia on ____________ by the hands of ____________its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

46.	SIGNED AND DELIVERED by Barclays Bank pic on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

47.	SIGNED AND DELIVERED by BNP Paribas on ____________ by the hands of ____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

48.	SIGNED AND DELIVERED by CITIBANK N.A. on ____________ by the hands of ____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

49.	SIGNED AND DELIVERED by Cooperatieve Rabobank U.A on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

50.	SIGNED AND DELIVERED by Credit Agricole Corporate & Investment Bank on ____________ by the hands of ____________ , its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

51.	SIGNED AND DELIVERED by Credit Suisse AG on ____________ by the hands of ____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

52.	SIGNED AND DELIVERED by DBS Bank Ltd on ____________ by the hands of ______________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

53.	SIGNED AND DELIVERED by Deutsche Bank AG on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

54.	SIGNED AND DELIVERED by Emirates NBD Bank on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

55.	SIGNED AND DELIVERED by First Abu Dhabi Bank PJSC on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

56.	SIGNED AND DELIVERED by First Rand Bank Ltd on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

57.	SIGNED AND DELIVERED by Industrial aud Commercial Bauk of China Ltd. (ICBC) on ____________ by the hands of ____________ , its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

58.	SIGNED AND DELIVERED by Industrial Bank of Korea on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

59.	SIGNED AND DELIVERED by JP Morgan Chase Bank, N.A., Mumbai Branch on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

60.	SIGNED AND DELIVERED by Mashreqbank PSC on ____________ by the hands of ____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

61.	SIGNED AND DELIVERED by Mizuho Bank Ltd. on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

62.	SIGNED AND DELIVERED by National Australia Bank (NAB) on ____________ by the hands of ____________ , its authorized official, pursuant to the resolution of the board of directors/conunittee/signing authority dated ____________

63.	SIGNED AND DELIVERED by SBM Bank (Mauritius) Ltd on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

64.	SIGNED AND DELIVERED by Shinhan Bank on ____________ by the hands of ____________ its authorized official, pursuant to the resolution of the board of directors/conunittee/signing authority dated ____________

65.	SIGNED AND DELIVERED by Generale on ______________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

66.	SIGNED AND DELIVERED by Standard Chartered Bank on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

67.	SIGNED AND DELIVERED by Sumitomo Mitsui Banking Corporation, New Delhi on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

68.	SIGNED AND DELIVERED by The Bank of Tokyo Mitsubishi UFJ Ltd. on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

69.	SIGNED AND DELIVERED by The Hongkong & Shanghai Banking Corporation Ltd. on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

70.	SIGNED AND DELIVERED by The Royal Bank of Scotland N.V. on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

71.	SIGNED AND DELIVERED by United Overseas Bank Ltd on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

72.	SIGNED AND DELIVERED by Westpac Banking Corporation on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

73.	SIGNED AND DELIVERED by Woori Bank on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

74.	SIGNED AND DELIVERED by Export Import Bank of India on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

75.	SIGNED AND DELIVERED by General Insurance Corporation of India on ____________ by the hands of its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

76.	SIGNED AND DELIVERED by Housing and Urban Development Corporation Limited on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

77.	SIGNED AND DELIVERED by IFCI Limited on ____________ by the hands of ____________ its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

78.	SIGNED AND DELIVERED by India Infrastructure Finance Company Limited on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

79.	SIGNED AND DELIVERED by Indian Railways Finance Corporation Limited on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

80.	SIGNED AND DELIVERED by Indian Renewable Energy Development Agency Limited on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

81.	SIGNED AND DELIVERED by Life Insurance Corporation of India on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

82.	SIGNED AND DELIVERED by New Indian Assurance Company Limited on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

83.	SIGNED AND DELIVERED by Power Finance Corporation Limited on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

84.	SIGNED AND DELIVERED by Rural Electrification Corporation Limited on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

85.	SIGNED AND DELIVERED by Small Industries Development Bank of India on ____________ by the hands of ____________, its authorized official, pursuant to the resolution of the board of directors/committee/signing authority dated ____________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 31, 2018	By:	/s/ Vivek Ranjan
			Name :	Mr. Vivek Ranjan
			Title :	Chief Manager